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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

The Pep Boys—Manny, Moe & Jack

(Name of Subject Company (Issuer))

IEP Parts Acquisition LLC

Icahn Enterprises Holdings L.P.

Icahn Enterprises L.P.

Icahn Enterprises G.P. Inc.

Beckton Corp.

Carl C. Icahn
(Names of Filing Persons (Offerors))

Common Stock, $1.00 par value
(Title of Class of Securities)

713278109
(CUSIP Number of Class of Securities)

Keith Cozza
President and Chief Exective Officer
Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jesse Lynn, Esq.
General Counsel
Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,050,646,265	$105,800

*
Estimated for purposes of calculating the amount of the filing fee only. Calculated by (1) multiplying the offer price of $18.50 per share of common stock, par value $1.00 per share ("Shares"), of The Pep Boys—Manny, Moe & Jack, a Pennsylvania corporation ("Pep Boys"), by 56,791,690 Shares, which is the sum of (1) 54,214,787 Shares issued and outstanding (including all shares entitled to vote in the election of directors of Pep Boys or on the adoption of the Agreement and Plan of Merger (as defined below), if applicable) and (2) 2,576,903 Shares which Pep Boys would be required to issue upon the conversion, exercise or exchange of outstanding equity awards under the Pep Boys 2014 Stock Incentive Plan.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Fee Advisory Rate #1 for fiscal year 2016, issued August 2015, is calculated by multiplying the Transaction Valuation by 0.0001007.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11-(a)-(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☒
  amendment to Schedule 13D under Rule 13d-2.

               Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the statement on Schedule 13D filed on December 4, 2015 by Icahn Enterprises Holdings, Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn, as previously amended.

CUSIP No. 713278 10 9
1	NAME OF REPORTING PERSON Icahn Enterprises Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 6,558,083 (includes Shares underlying forward contracts. See Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 6,558,083 (includes Shares underlying forward contracts. See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,558,083 (includes Shares underlying forward contracts. See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.10%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 713278 10 9
1	NAME OF REPORTING PERSON Icahn Enterprises G.P. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER 6,558,083 (includes Shares underlying forward contracts. See Item 5)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 6,558,083 (includes Shares underlying forward contracts. See Item 5)
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,558,083 (includes Shares underlying forward contracts. See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.10%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 713278 10 9
1	NAME OF REPORTING PERSON Beckton Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 6,558,083 (includes Shares underlying forward contracts. See Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 6,558,083 (includes Shares underlying forward contracts. See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,558,083 (includes Shares underlying forward contracts. See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.10%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 713278 10 9
1	NAME OF REPORTING PERSON Carl C. Icahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 6,558,083 (includes Shares underlying forward contracts. See Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 6,558,083 (includes Shares underlying forward contracts. See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,558,083 (includes Shares underlying forward contracts. See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.10%
14	TYPE OF REPORTING PERSON IN

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is being filed by Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Enterprises Holdings"), and IEP Parts Acquisition LLC, a Delaware limited liability company (the "Offeror"), a wholly owned subsidiary of Icahn Enterprises Holdings. This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Shares at a purchase price of $18.50 per Share, net to the holders thereof, in cash (the "Offer Price"), without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 5, 2016 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Both the Offeror and Icahn Enterprises Holdings are co-bidders for all purposes in the Offer. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of December 30, 2015, by and among Pep Boys, Icahn Enterprises Holdings and the Offeror (the "Agreement and Plan of Merger"), a copy of which is attached as Exhibit (d) hereto is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1.    Summary Term Sheet.

        The information set forth in the section entitled "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is The Pep Boys—Manny, Moe & Jack. Pep Boys' principal executive offices are located at 3111 West Allegheny Avenue, Philadelphia, Pennsylvania, and its telephone number at such principal executive offices is (215) 430-9000.

        (b)   This Schedule TO relates to the Offeror's offer to purchase all outstanding Shares. According to Pep Boys, as of December 29, 2015 there were (1) 54,214,787 Shares issued and outstanding, (2) outstanding options to purchase 1,443,820 Shares under the Pep Boys 2014 Stock Incentive Plan, (3) 528,118 Shares issuable pursuant to restricted stock unit awards granted pursuant to the Pep Boys 2014 Stock Incentive Plan that vest over the passage of time (including any such award that previously became vested, but which was deferred by the holder), (4) 604,965 Shares issuable pursuant to restricted stock unit awards granted pursuant to the Pep Boys 2014 Stock Incentive Plan that vest based on the level of achievement of performance goals and (5) notional investments in 25,624 Shares under the Pep Boys Deferred Compensation Plan, as amended and restated effective as of January 31, 2014.

        (c)   The information set forth in Section 6—"Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        This Schedule TO is filed by Icahn Enterprises Holdings and the Offeror. The information set forth in Section 9—"Certain information concerning the Offeror and Icahn Enterprises Holdings" of, and Schedule A to, the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the sections entitled "Summary term sheet" and "Introduction" and Sections 8, 9, 10 and 11—"Certain information concerning Pep Boys," "Certain information concerning the Offeror and Icahn Enterprises Holdings," "Background of the Offer; Contacts with Pep Boys" and "Purpose of the Offer and Plans for Pep Boys; Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        The information set forth in the sections entitled "Summary term sheet" and "Introduction" and Sections 6, 7, 10, 11 and 14—"Price Range of Shares; Dividends," "Certain Effects of the Offer," "Background of the Offer; Contacts with Pep Boys," "Purpose of the Offer and Plans for Pep Boys; Transaction Documents" and "Dividends and distributions" of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        The information set forth in Section 12—"Source and amount of funds" of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        The information set forth in Sections 8, 9, 10 and 11—"Certain information concerning Pep Boys," "Certain information concerning the Offeror and Icahn Enterprises Holdings," "Background of the Offer; Contacts with Pep Boys" and "Purpose of the Offer and Plans for Pep Boys; Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        The information set forth in Sections 10, 11 and 17—"Background of the Offer; Contacts with Pep Boys," "Purpose of the Offer and Plans for Pep Boys; Transaction Documents" and "Fees and expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1)  The information set forth in Sections 9, 10, 11 and 13—" Certain information concerning the Offeror and Icahn Enterprises Holdings," "Background of the Offer; Contacts with Pep Boys," "Purpose of the Offer and Plans for Pep Boys; Transaction Documents" and "Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

        (a)(2), (3)  The information set forth in Sections 11, 13 and 15—"Purpose of the Offer and Plans for Pep Boys; Transaction Documents," "Conditions of the Offer" and "Certain legal matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

        (a)(4)  The information set forth in Section 7—"Certain effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)	*	Offer to Purchase, dated January 5, 2016

(a)(1)(B)	*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	*	Form of Notice of Guaranteed Delivery

(a)(1)(D)	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)		Text of joint press release issued by Icahn Enterprises L.P. and Pep Boys, dated December 30, 2015 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Icahn Enterprises with the Securities and Exchange Commission on December 30, 2015)

(a)(1)(G)	*	Text of summary advertisement, as published in the The New York Times on January 5, 2016

(a)(1)(H)	*	Text of press release of Icahn Enterprises Holdings announcing launch of Tender Offer, dated January 5, 2016

(d)		Agreement and Plan of Merger, dated as of December 30, 2015, by and among Pep Boys, Icahn Enterprises Holdings and the Offeror (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Icahn Enterprises with the Securities and Exchange Commission on December 30, 2015)

(g)		Not applicable

(h)		Not applicable

*
Filed herewith

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IEP PARTS ACQUISITION LLC
	BY:	Icahn Enterprises Holdings L.P., its sole member
	BY:	Icahn Enterprises G.P. Inc., its general partner
	By:	/s/ KEITH COZZA
Name: Keith Cozza
Title: President; Chief Executive Officer
ICAHN ENTERPRISES HOLDINGS L.P.
	BY:	Icahn Enterprises G.P. Inc., its general partner
	By:	/s/ KEITH COZZA
Name: Keith Cozza
Title: President; Chief Executive Officer
ICAHN ENTERPRISES L.P.
	BY:	Icahn Enterprises G.P. Inc., its general partner
	By:	/s/ KEITH COZZA
Name: Keith Cozza
Title: President; Chief Executive Officer
ICAHN ENTERPRISES G.P. INC.
	By:	/s/ KEITH COZZA
Name: Keith Cozza
Title: President; Chief Executive Officer
BECKTON CORP.
	By:	/s/ KEITH COZZA
Name: Keith Cozza
Title: Secretary; Treasurer
/s/ CARL C. ICAHN
		Name:	Carl C. Icahn
Dated: January 5, 2016

 EXHIBIT INDEX

(a)(1)(A)	*	Offer to Purchase, dated January 5, 2016

(a)(1)(B)	*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	*	Form of Notice of Guaranteed Delivery

(a)(1)(D)	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)		Text of joint press release issued by Icahn Enterprises Holdings and Pep Boys, dated December 30, 2015 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Icahn Enterprises with the Securities and Exchange Commission on December 30, 2015)

(a)(1)(G)	*	Text of summary advertisement, as published in the The New York Times on January 5, 2016

(a)(1)(H)	*	Text of press release of Icahn Enterprises Holdings announcing launch of Tender Offer, dated January 5, 2016

(d)		Agreement and Plan of Merger, dated as of December 30, 2015, by and among Pep Boys, Icahn Enterprises Holdings and the Offeror (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Icahn Enterprises with the Securities and Exchange Commission on December 30, 2015)

(g)		Not applicable

(h)		Not applicable

*
Filed herewith

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  Item 1. Summary Term Sheet .
  Item 2. Subject Company Information .
  Item 3. Identity and Background of Filing Person .
  Item 4. Terms of the Transaction .
  Item 5. Past Contacts, Transactions, Negotiations and Agreements .
  Item 6. Purposes of the Transaction and Plans or Proposals .
  Item 7. Source and Amount of Funds or Other Consideration .
  Item 8. Interest in Securities of the Subject Company .
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used .
  Item 10. Financial Statements .
  Item 11. Additional Information .
  Item 12. Exhibits .
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX